EXHIBIT2(K)(4)

June 22, 2001

The Mexico Fund, Inc.

1775 Eye Street, N.W.

Washington, DC 20006

Re:	Service Agreement between The Mexico Fund, Inc. (the “Fund”) and Dechert (“Firm”)

Gentlemen:

Pursuant to a letter agreement dated June 22, 2000, the Firm agreed to provide certain administrative services to the Fund. This letter agreement (“Agreement”) shall supersede the terms and conditions of the June 22, 2000 letter.

In connection with the provision of certain administrative services for the Fund, the Fund desires to retain the Firm and the Firm is willing to furnish such administrative services, in connection with the Firm’s services as legal counsel to the Fund, on the terms and conditions hereinafter set forth. Under a certain Amended and Restated Administrative Services Agreement entered into by and between Impulsora del Fondo Mexico, S.A. de C.V. (“Impulsora”) and the Fund, Impulsora provides certain services to the Fund, including the provision of all information, records and data necessary in order that the Fund may maintain, in its offices in the United States, certain books and records of the Fund as required under the Investment Company Act of 1940, as amended (“1940 Act”), the rules thereunder, and other applicable Federal and state laws.

The Fund hereby appoints the Firm to provide the services set forth below, subject to the overall supervision of the Board of Directors of the Fund, for the period and on the terms set forth in this Agreement. The Firm hereby accepts such appointment and agrees during such period to render the services herein described for the compensation herein provided. All services provided by the Firm hereunder are administrative, ministerial services to be executed pursuant to instructions received from the Fund or Impulsora, and are not the rendering of legal advice.

The administrative services which the Firm will provide to the Fund under this Agreement are as follows: The Washington, D.C. office of the Firm, as the official address of the Fund, receives and processes all mail and other communications and inquiries received concerning the Fund, and dispatches materials, as appropriate, to the Fund’s investment adviser, transfer agent, independent auditor and other service providers. On a daily basis, pursuant to instructions provided by Impulsora to the Firm, the Firm receives and processes information from Impulsora concerning the Fund’s operations, prints daily operations sheets, enters data into the General Accounting System for processing, prints specific reports as required, and transmits electronic messages containing backup files of processed information. On a monthly basis, pursuant to instructions provided by Impulsora to the

June 22, 2001

Firm, the Firm runs one or more reports and forwards them to Impulsora. Upon request from, and pursuant to instructions provided to the Firm by, Impulsora, the Firm periodically runs reports to update the system. The Firm also makes and otherwise facilitates arrangements relating to the Fund’s quarterly board meetings and shareholder meetings. The Firm may perform miscellaneous additional administrative services as the parties may agree from time to time.

All services will be provided by partners, employees or agents of the Firm. The majority of services will be performed at the Firm’s Washington, DC office. The Firm reserves the right to subcontract any or all such services to any other person or entity, with the prior consent of the Fund, all of which services shall at all times be conducted outside of Mexico.

As compensation for the services rendered and the expenses borne by the Firm pursuant to this Agreement, the Fund agrees to pay to the Firm $1,500 per month. Each fee payment by the Fund to the Firm will be made upon submission of invoice therefor.

It is understood that the services of the Firm are not deemed to be exclusive, and nothing in this Agreement will prevent the Firm, or any partner, employee or agent, from providing similar services to any other client of the Firm.

Neither the Firm nor any partner, employee or agent of the Firm shall be subject to, and the Fund shall indemnify and hold such persons harmless from and against, any and all direct and indirect claims, damages, losses, liabilities or expenses (including the reasonable costs of investigation and reasonable attorney’s fees) incurred in connection with any act or omission in the course of, connected with or arising out of any services to be rendered hereunder, except a loss relating to willful misfeasance, bad faith or gross negligence on the Firm’s part in the performance of, or from reckless disregard by the Firm of its obligations and duties under this Agreement. Such right to indemnification will survive the termination of this Agreement.

The Firm undertakes that it will not disclose any nonpublic personal information relating to the Fund’s shareholders to any third party (other than companies that perform fund accounting and/or marketing services for the Fund or financial institutions with whom the Fund has joint marketing arrangements) without the Fund’s prior written consent unless so required by law.

This Agreement may be terminated by either party on 30 days’ notice to the other party. This Agreement is effective as of the date on which it has been executed by each party and will remain effective until terminated.

This Agreement shall be construed in accordance with the laws of the State of Maryland, provided that nothing herein shall be construed as being inconsistent with the 1940 Act, the Investment Advisers Act of 1940, as amended, and regulations or orders of the United States Securities and Exchange Commission.

June 22, 2001

If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

Very truly yours,

Dechert

By:	/s/ Sander M. Bieber	6/22/01

	Sander M. Bieber	Date
Accepted: THE MEXICO FUND, INC.
By:	/s/ Jose Luis Gomez Pimienta	6/22/01

	Authorized signature	Date